       As filed with the Securities and Exchange Commission on May 3, 2002
                                                      Registration No. 333-83642

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                BEA SYSTEMS, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                                    77-0394711
(State or other jurisdiction of       (I.R.S. Employer Identification Number)
incorporation or organization)

                             2315 North First Street
                           San Jose, California 95131
                                 (408) 570-8000

  (Address, including zip code, and telephone number, including area code, of registrar's principal executive offices)

                                Alfred S. Chuang
                      President and Chief Executive Officer
                             2315 North First Street
                           San Jose, California 95131
                                 (408) 570-8000

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                            William D. Sherman, Esq.
                             Morrison & Foerster LLP
                               755 Page Mill Road
                           Palo Alto, California 94304
                                 (650) 813-5600

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]





     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file an amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted

                    Subject to Completion, dated May 3, 2002

                               BEA Systems, Inc.

                         681,709 Shares of Common Stock

     681,709 shares of our common stock were issued to former stockholders of Westside.com, Inc. as payment for the acquisition by us of Westside.com, Inc. Some of these stockholders may wish to sell these shares the future, and this prospectus allows them to do so. We will not receive any of the proceeds from any sale of until shares by these stockholders, but we have agreed to bear the expenses of registration of the shares by this the prospectus.

     Our stock is listed on the Nasdaq National Market under the symbol: BEAS

     The last sale price of the common stock on the Nasdaq National Market on May 2, 2002 was $10.28 the per share.

                         _______________________________

     Investing in the common stock involves a high level of investment risk. See "Risk Factors" beginning on page 5 of this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         _______________________________


                              ___________ __, 2002

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----
Available Information................................................        3

Incorporation of Certain Documents by Reference......................        3

The Company..........................................................        4

Use of Proceeds......................................................        5

Risk Factors.........................................................        5

Special Note Regarding Forward-Looking Statements....................       17

Selling Stockholders.................................................       18

Plan of Distribution.................................................       19

Experts..............................................................       19

Legal Matters........................................................       19


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

         No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by the Company or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in the affairs of BEA Systems, Inc. since the date hereof or since the date of any documents incorporated herein by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with these requirements, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). You may read and copy any document we file with the Commission at the Commission's public reference sections at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., 20549, and at its regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The Commission also maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file with the Commission electronically. You can also inspect reports and other information that we file at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

         We have filed a registration statement, of which this prospectus is a part, and related exhibits with the Commission under the Securities Act of 1933, as amended. The registration statement contains additional information about us that the rules of the Commission do not require to be included here. You may inspect the registration statement and exhibits without charge, or obtain copies at prescribed rates, at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" into this prospectus the information contained in documents we file with the Commission, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document that is incorporated by reference in this prospectus is automatically updated and superceded if information contained in this prospectus, or information that we later file with the Commission, modifies or replaces the statement. We incorporate by reference the following documents that we have filed or will file with the Commission:

             a. Our Annual Report on Form 10-K for the year ended January 31, 2002;

             b.  Our Current Report on Form 8-K filed on September 19, 2001;

             c. The description of our Common Stock contained in our registration statement on Form 8-A filed on April 10, 1997, including any amendment or report filed for the purpose of updating such description;

             d. The description of our Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed on October 1, 2001, including any amendment or report filed for the purpose of updating such description; and

             e. All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering.

         To receive a free copy of any of the documents that are incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), write to us at BEA Systems, Inc., 2315 North First Street, San Jose 95131, Attention: Kevin A. Faulkner, Vice President-Investor Relations, or call (408) 570-8000.

                                   THE COMPANY

Overview

         We are a leading provider of e-commerce infrastructure software that helps companies of all sizes build e-commerce systems that extend investments in existing computer systems and provide the foundation for running a successful integrated e-business. Our vision is to become the leading provider of architecture and software infrastructure solutions for development and deployment of reliable, scalable business applications for e-commerce.

         Our core business has been providing infrastructure for high-volume transaction systems, such as telecommunications billing systems, commercial bank ATM networks and account management systems, credit card billing systems and securities trading account management systems. These distributed systems must scale to process high transaction volumes and accommodate large numbers of users. As the Internet and e-commerce continue to develop, increasing transaction loads are being placed on Web-based systems, such as retail e-commerce sites. In addition, systems that historically had been strictly internal are now being extended to the Internet, such as telecommunications, bank and credit card account information. As the number and complexity of transactions being processed by e-commerce systems grows, developers of high-volume transaction Web sites have increasingly turned to our reliable, scalable, end-to-end e-commerce solutions.

         We were incorporated in Delaware in January 1995 under the name BEA Enterprises, Inc. and changed our name to BEA Systems, Inc. in September 1995. References to "BEA" or the "Company" refer to BEA Systems, Inc., our subsidiaries, and predecessor entities acquired in previous acquisitions. Our headquarters are located at 2315 North First Street, San Jose, California, 95131. Our telephone number is (408) 570-8000.

                                 USE OF PROCEEDS

         All of the shares being offered under this prospectus are offered by the selling stockholders, and we will not receive any of the proceeds from the sale. This registration statement is intended to satisfy certain of our obligations under our merger agreement with Westside.com, Inc. Under that agreement, we agreed to pay the expenses of registration of these shares under federal and state securities laws.

                                  RISK FACTORS

         We operate in a rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of these risks and uncertainties, which may have a material adverse effect on our business, financial condition or results of operations. Investors should carefully consider the following risk factors in evaluating an investment in our common stock.

Significant unanticipated fluctuations in our actual or anticipated quarterly revenues and operating results may prevent us from meeting securities analysts' or investors' expectations and may result in a decline in our stock price

         Although we have experienced significant revenue growth in recent years, this growth rate has declined substantially in recent quarters. For example, in the quarter ended October 31, 2001, our revenues declined as compared to previous the quarter, and in the quarter ended January 31, 2002 our revenues declined as compared the same quarterly period in the prior year. In addition, in our second quarter earnings release in August 2001 and again in our third quarter earnings announcement in November 2001, we revised downward our financial guidance for revenue and earnings for the remainder of fiscal 2002. If our revenues, operating results, earnings or future projections are below the levels expected by investors or securities analysts, our stock price is likely to decline. Our stock price is also subject to the volatility generally associated with Internet, software and technology stocks and may also be affected by broader market trends unrelated to our performance, such as the declines in the prices of many such stocks from March 2000 through the present.

         We expect to experience significant fluctuations in our future quarterly revenues and operating results as a result of many factors, including:

        . ongoing adverse economic conditions, particularly within the technology industry, as well as economic uncertainties arising out of recent and possible future terrorist activities and related military and security actions, which have increased the likelihood that customers will unexpectedly delay, cancel or reduce the size of orders, resulting in revenue shortfalls;

        . difficulty predicting the size and timing of customer orders, particularly as a greater percentage of our revenues has shifted from service revenues to license revenues;

        . changes in our competitors' product offerings and pricing policies, and customer order deferrals in anticipation of new products and product enhancements from us or our competitors;

        . any increased price sensitivity by our customers, particularly in the face of current adverse economic conditions and increased competition;

        . introduction or enhancement of our products or our competitors' products;

        . our ability to control costs and expenses, particularly in the face of current adverse economic conditions which may adversely impact our operating results;

        . changes in the mix of products and services that we sell or the channels through which they are distributed;

        . the degree of success, if any, of our strategy to further establish and expand our relationships with distributors;

        . our ability to develop, introduce and market new products on a timely basis and whether any new products are accepted in the market;

        .  any slowdown in use of the Internet for business or commerce;

        . the structure, timing and integration of acquisitions of businesses, products and technologies;

        .  the terms and timing of financing activities;

        . potential fluctuations in demand or prices of our products and services;

        .  the lengthy sales cycle for our products;

        .  technological changes in computer systems and environments;

        .  our ability to successfully expand our sales and marketing programs;

        .  our ability to meet our customers' service requirements;

        . costs associated with acquisitions, including expenses charged for any impaired acquired intangible assets and goodwill;

        .  loss of key personnel; and

        .  fluctuations in foreign currency exchange rates.

         As a result of all of these factors, we believe that quarterly revenues and operating results are difficult to forecast and that period-to-period comparison of our results of operations are not necessarily meaningful and should not be relied upon as indications of trends or future performance.

     A material portion of our revenues has been derived from large orders, as major customers deployed our products. We have also recently been increasing our focus on these larger orders. Increases in the dollar size of some individual license transactions would also increase the risk of fluctuation in future quarterly results. The majority of our revenue originates from a large number of small orders with the potential to turn into large deployments. If we cannot generate large customer orders, turn development orders into large deployments or if customers delay or cancel such orders in a particular quarter, it may have a material adverse effect on our revenues and, more significantly on a percentage basis, our net income or loss in that quarter. Moreover, we typically receive and fulfill most of our orders within the quarter, with the substantial majority of our orders typically received in the last month of each fiscal quarter. As a result, we may not learn of revenue shortfalls until late in a fiscal quarter, after it is too late to adjust expenses for that quarter. Moreover, ongoing adverse economic conditions worldwide, particularly those related to the technology industry and the economic and political uncertainties arising out of recent and possible future terrorist activities and related military and security actions, have increased the likelihood that customers will unexpectedly delay, cancel or reduce orders, resulting in revenue shortfalls. This risk is particularly relevant with respect to large customer orders, which are more likely to be cancelled, delayed or reduced and also have a greater financial impact on our operating results. A number of technology companies, particularly software companies that, including us, sell enterprise-wide software solutions, have announced in recent quarters that these conditions have adversely affected their financial results. Additionally, our operating expenses are based in part on our expectations for future revenues and are difficult to adjust in the short term. Any revenue shortfall below our expectations could have an immediate and significant adverse effect on our results of operations.

If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline

     The market for application server and integration software, and related software components and services, is highly competitive. Our competitors are diverse and offer a variety of solutions directed at various segments of this marketplace. These competitors include operating system vendors such as IBM, Sun Microsystems and Hewlett-Packard and database vendors such as Oracle. In addition, Microsoft has released products that include some application server functionality and has announced that it intends to include application server and integration functionality in future versions of its operating systems. In addition, certain application vendors, integration vendors and other companies are developing or offering application server, integration and portal software products and related services that directly compete with products that we offer. Further, software development tool vendors typically emphasize the broad versatility of their tool sets and, in some cases, offer complementary software that supports these tools and performs basic application server and integration functions. Finally, internal development groups within prospective customers' organizations may develop software and hardware systems that may substitute for those we offer. A number of our competitors and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition and a larger installed base of customers than we.

     Some of our principal competitors currently are also hardware vendors who bundle their own application server and integration software products, or similar products, with their computer systems and database vendors that advocate client/server networks driven by the database server. IBM, Sun Microsystems and Hewlett-Packard are the primary hardware vendors who offer a line of application server and integration solutions for their customers. IBM's sale of application server and integration functionality along with its proprietary hardware systems requires us to compete with IBM in its installed base, where IBM has certain inherent advantages due to its significantly greater financial, technical, marketing and other resources, greater name recognition and the integration of its enterprise application server and integration functionality with its proprietary hardware and database systems. These inherent advantages allow IBM to bundle, at a discounted price, application functionality with computer hardware, software and related service sales. Due to these factors, if we do not sufficiently differentiate our products based on functionality, interoperability with non-IBM systems, performance, total cost of ownership, return on investment and reliability, and establish our products as more effective solutions to customers' technological and economic needs, our revenues and operating results will suffer.

     Microsoft has announced that it intends to include certain application server and integration functionality in its .NET initiative. Microsoft's .NET initiative is a proprietary programming environment that competes with the Java-based environment of our products. A widespread acceptance of Microsoft's ..NET initiative, particularly among the large and mid sized enterprises from which most of our revenues are generated, could curtail the use of Java and therefore adversely impact the sales of our products. The .NET initiative and the bundling of competing functionality in versions of Windows requires us to compete with Microsoft, which has certain inherent advantages due to its much greater financial, technical, marketing and other resources, its greater name recognition, very large developer community, its substantial installed base and the integration of its broad product line and features into a Web services environment. We need to differentiate our products from Microsoft's based on scalability, functionality, interoperability with non-Microsoft platforms, performance, total cost of ownership, return on investment and reliability, and need to establish our products as more effective solutions to customers' technological and economic needs. We may not be able to successfully or sufficiently differentiate our products from those offered by Microsoft, and Microsoft's entry into the application server, integration and Web Services markets or their proposed .NET alternative to Java could materially adversely affect our business, operating results and financial condition.

     In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of their current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could materially adversely affect our ability to sell additional software licenses and maintenance, consulting and support services on terms favorable to us. Further, competitive pressures could require us to reduce the price of our products and related services, which could materially adversely affect our business, operating results and financial condition. We may not be able to compete successfully against current and future competitors and any failure to do so would have a material adverse effect upon our business, operating results and financial condition.

Recent and possible future terrorist activities and related military and security operations could adversely affect our revenues and operations

     As a result of the recent terrorist activities and related military and security operations, economic activity throughout the United States and much of the world was substantially disrupted. This significantly adversely impacted our operations and our ability to generate revenues. Any future terrorist activities or any continued military or security operations involving the U.S. could have a similar or worse effect on our operating results, particularly if such attacks or operations occur in the last month or weeks of our fiscal quarter or are significant enough to further weaken the U.S. or global economy. In particular, such activities and operations could result in reductions in information technology spending, and deferrals, reductions or cancellations of customer orders for our products and services.

The seasonality of our sales typically adversely affects our revenues in our first fiscal quarter

     As is common in the software industry, we believe that our fourth quarter orders have in the past been favorably impacted by a variety of factors, including year-end capital purchases by larger corporate customers and the commission structure for our sales force. This increase typically results in first quarter customer orders being lower than orders received in the immediately preceding fourth quarter. We anticipate that this seasonal impact on our first quarter is likely to continue.

     Our revenues are derived primarily from a single group of similar and related products and related services, and a decline in demand or prices for these products or services could substantially adversely affect our operating results

     We currently derive the majority of our license and service revenues from BEA WebLogic(R) Server, BEA Tuxedo(R) and from related products and services. We expect these products and services to continue to account for the majority of our revenues in the immediate future. As a result, factors adversely affecting the pricing of or demand for BEA WebLogic, BEA Tuxedo or related services, such as a continued or worsened general economic slowdown, future terrorist activities or military actions, competition, product performance or technological change, could have a material adverse effect on our business and consolidated results of operations and financial condition. As we have increased our focus on using strategic partners to provide services related to the deployment and use of our software solutions, we have experienced a slowdown in the growth rate of our services revenue, particularly revenue derived from our consulting services. This trend may continue, particularly if the recent industry-wide oversupply in software infrastructure consultants further increases the willingness and ability of our strategic partners to provide such services or if the current economic slowdown continues or worsens. If this trend reverses, it may adversely affect our overall operating margins since our services revenue margins are lower than our product revenue margins. In addition, as we introduce new versions of our two main products, such as WebLogic Server and BEA Tuxedo, any delay or failure of these new versions to gain market acceptance among new and existing customers would have an adverse affect on our revenues and other operating results. In addition, we have recently introduced our WebLogic Workshop tools product and related developer initiatives to help broaden the base of developers who can utilize our technologies and products. If WebLogic Workshop and these related initiatives are not successful, or less successful than we anticipate, it will have an adverse impact on our sales of BEA WebLogic products, the principal driver of our revenue, and related products and services, as well as adversely affect our profit margins.

Changes in accounting regulations and related interpretations and policies, particularly those related to revenue recognition, could cause us to defer recognition of revenue or recognize lower revenue and profits

     Although we use standardized license agreements designed to meet current revenue recognition criteria under generally accepted accounting principles, we must often negotiate and revise terms and conditions of these standardized agreements, particularly in larger license transactions. Negotiation of mutually acceptable terms and conditions can extend the sales cycle and, in certain situations, may require us to defer recognition of revenue on the license. While we believe that we are in compliance with Statement of Position 97-2, Software Revenue Recognition, ("SOP 97-2") as amended, the American Institute of Certified Public Accountants continues to issue implementation guidelines for these standards and the accounting profession continues to discuss a wide range of potential interpretations. In addition, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements ("SAB 101"). We adopted the provisions of SAB 101 in our fourth fiscal quarter of 2001. Additional implementation guidelines, and changes in interpretations of such guidelines, could lead to unanticipated changes in our current revenue accounting practices that could cause us to defer the recognition of revenue to future periods or to recognize lower revenue and profits.

     Moreover, policies, guidelines and interpretations related to revenue recognition, accounting for acquisitions, our lease for additional corporate offices in San Jose, California, investments in equity securities, income taxes, facilities consolidation, allowances for doubtful accounts and other financial reporting matters require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Some of these matters are also among topics currently under reexamination by accounting standards setters and regulators, such as revenue recognition and our lease for additional corporate offices in San Jose, California. These standard setters and regulators could promulgate interpretations and guidance that could result material and potentially adverse, changes to our accounting policies.

Any failure to maintain ongoing sales through distribution channels could result in lower revenues

     To date, we have sold our products principally through our direct sales force, as well as through indirect sales channels, such as computer hardware companies, packaged application software developers, independent software vendors ("ISVs"), systems integrators ("SIs") and independent consultants, independent software tool vendors and distributors. Our ability to achieve revenue growth in the future will depend in large part on our




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

success in expanding our direct sales force and in further establishing and expanding relationships with distributors, ISVs, original equipment manufacturers ("OEMs") and SIs. In particular, in August 2000, we announced a significant initiative to further establish and expand relationships with our distributors through these sales channels, especially ISVs and SIs. A significant part of this initiative is to recruit and train a large number of consultants employed by SIs and induce these SIs to more broadly use our products in their consulting practices, as well as to embed our technology in products that our ISV customers offer. We intend to continue this initiative and to seek distribution arrangements with additional ISVs to embed our WebLogic Server and other products in their products. It is possible that we will not be able to successfully expand our direct sales force or other distribution channels, secure agreements with additional SIs and ISVs on commercially reasonable terms or at all, and otherwise adequately continue to develop and maintain our relationships with indirect sales channels. Moreover, even if we succeed in these endeavors, it still may not increase our revenues. In particular, we need to carefully monitor the development and scope of our indirect sales channels and create appropriate pricing, sales force compensation and other distribution parameters to help ensure these indirect channels do not conflict with or curtail our direct sales. If we invest resources in these types of expansion and our overall revenues do not correspondingly increase, our business, results of operations and financial condition will be materially and adversely affected.

     In addition, we already rely on formal and informal relationships with a number of consulting and systems integration firms to enhance our sales, support, service and marketing efforts, particularly with respect to implementation and support of our products as well as lead generation and assistance in the sales process. We will need to expand our relationships with third parties in order to support license revenue growth. Many such firms have similar, and often more established, relationships with our principal competitors. It is possible that these and other third parties will not provide the level and quality of service required to meet the needs of our customers, that we will not be able to maintain an effective, long term relationship with these third parties, and that these third parties will not successfully meet the needs of our customers.

It is difficult to predict our future results for a variety of reasons including our limited operating history and need to continue to integrate our acquisitions

     We were incorporated in January 1995 and therefore have a relatively limited operating history. We have generated revenues to date primarily from sales of BEA WebLogic, a software product which we acquired in September 1998, and from BEA Tuxedo, a software product to which we acquired worldwide distribution rights in February 1996, and fees for software products and services related to WebLogic and Tuxedo. We have also acquired a number of additional technologies, products and businesses. Our limited operating history and the need to continue to integrate a number of separate and independent business operations subject our business to numerous risks. At January 31, 2002, we had an accumulated deficit of approximately $221.6 million. In addition, in connection with acquisitions completed prior to January 31, 2002, we recorded approximately $420.0 million as intangible assets and goodwill of which approximately $347.0 million has been amortized or written-off as of January 31, 2002. In the third quarter of fiscal 2002, we recorded asset impairment charges totaling $80.1 million against certain acquired intangible assets and goodwill. If we acquire additional businesses, products and technologies in the future, we may report additional, potentially significant expenses, particularly in light of recent changes in regulations governing how we account for such transactions. See below "If we cannot successfully integrate our past and future acquisitions, our revenues may decline and expenses may increase." If future events cause the impairment of any intangible assets acquired in our past or future acquisitions, we may have to record additional charges relating to such assets sooner than we expect. Moreover, we implemented a planned consolidation of various facilities and a planned reduction in work force of approximately 10 percent in the third and fourth quarters of our fiscal year ended January 31, 2002 and took charges of $20.7 million and $19.8 million, respectively, related to these actions. Although we first reported a net income under generally accepted accounting principles for the quarter ended July 31, 2001, we reported a net loss under generally accepted accounting principles for the quarter ended October 31, 2001 and January 31, 2002, due in part to the asset impairment charges discussed above. Because of our limited operating history and ongoing



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

expenses associated with our prior acquisitions, the possibility of future impairment charges and charges related to any future facilities consolidations or work force reductions, we may again experience net losses in future periods.

If we are required to remit significant payroll taxes it will have an adverse impact on our future financial results

     When our employees exercise certain stock options, we are subject to employer payroll taxes on the difference between the price of our common stock on the date of exercise and the exercise price. These payroll taxes are determined by the tax rates in effect in the employee's taxing jurisdiction and are treated as an expense in the period in which the exercise occurs. During a particular period, these payroll taxes could be material. However, because we are unable to predict our stock price, the number of exercises, or the country of exercise during any particular period, we cannot predict the amount, if any, of employer payroll expense that will be recorded in a future period or the impact on our future financial results.

The price of our common stock may fluctuate significantly

     The market price for our common stock may be affected by a number of factors, including developments in the Internet, changes in the software or technology industry, general market conditions, further terrorist activities and related military actions, and other factors, including factors unrelated to our operating performance or our competitors' operating performance. In addition, stock prices for BEA and many other companies in the Internet, technology and emerging growth sectors have experienced wide fluctuations including recent rapid rises and declines in their stock prices that often have not been directly related to the operating performance of such companies, such as the declines in the stock prices of many such companies from March 2000 through the present. Such factors and fluctuations, as well as general economic, political and market conditions, such as recessions, may materially adversely affect the market price of our common stock.

If we do not develop and enhance new and existing products to keep pace with technological, market and industry changes, our revenues may decline

     The market for our products is highly fragmented, competitive with alternative computing architectures, and characterized by continuing technological developments, evolving and competing industry standards, and changing customer requirements. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. As a result, our success depends upon our ability to timely and effectively enhance existing products (such as our WebLogic Server products and Web Services features), respond to changing customer requirements, and develop and introduce in a timely manner new products (such as our WebLogic Portal, WebLogic Integration and WebLogic Workshop products) that keep pace with technological and market developments and emerging industry standards. It is possible that our products will not adequately address the changing needs of the marketplace and that we will not be successful in developing and marketing enhancements to our existing products or products incorporating new technology on a timely basis. Failure to develop and introduce new products, or enhancements to existing products, in a timely manner in response to changing market conditions or customer requirements, or lack of customer acceptance of our products, will materially and adversely affect our business, results of operations and financial condition. In addition, our success is increasingly dependent on our strategic partners' ability to successfully develop and integrate their software with the BEA products with which it interoperates or is bundled, integrated or marketed. If their software performs poorly, contains errors or defects or is otherwise unreliable, or does not provide the features and benefits expected or required, it could lower the demand for our solutions, result in negative publicity or loss of reputation regarding us and our products and services and adversely affect our revenues and other operating results.

If the market for application servers, application integration and application component software and Web services does not grow as quickly as we expect, our revenues will be harmed

     We sell our products and services in the application server, application integration and application component markets. These markets are emerging and are characterized by continuing technological developments, evolving industry standards and changing customer requirements. Our success is dependent in large part on acceptance of our products by large customers with substantial legacy mainframe systems, customers establishing or building out their presence on the Web for commerce, and developers of web-based commerce applications. Our future financial performance will depend in large part on the continued growth in the use of the Web to run software applications and continued growth in the number of companies extending their mainframe-based, mission-critical applications to an enterprise-wide distributed computing environment and to the Internet through the use of application server and integration technology. There can be no assurance that the markets for application server and integration technology and related services will continue to grow. Even if they do grow they may grow more slowly than we anticipate, particularly in view of the recent economic downturn affecting the technology sector in the United States. If these markets fail to grow or grow more slowly than we currently anticipate, our business, results of operations and financial condition will be adversely affected.

Third parties could assert that our software products and services infringe their intellectual property rights, which could expose us to increased costs and litigation

     It is possible that third parties, including competitors or our technology partners, could claim our current or future products, whether developed internally or acquired, infringe their rights, including their trade secret, copyright and patent rights. Any such claims, with or without merit, could cause costly litigation that could absorb significant management time, which could materially adversely affect our business, operating results and financial condition. These types of claims could cause us to pay substantial damages or settlement amounts, cease offering any subject technology or products altogether, require us to enter into royalty or license agreements and damage our ability to sell products due to any uncertainty generated as to intellectual property ownership. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us, which could have a material adverse effect upon our business, operating results and financial condition, particularly if we are unable to ship key products.

If we cannot successfully integrate our past and future acquisitions, our revenues may decline and expenses may increase

     From our inception in January 1995, we have made a substantial number of strategic acquisitions. Integration of acquired companies, divisions and products involves the assimilation of potentially conflicting operations and products, which divert the attention of our management team and may have a material adverse effect on our operating results in future quarters. It is possible that we may not achieve any of the intended financial or strategic benefits of these transactions. While we intend to make additional acquisitions in the future, there may not be suitable companies, divisions or products available for acquisition. Our acquisitions entail numerous risks, including the risk that we will not successfully assimilate the acquired operations and products, or retain key employees of the acquired operations. There are also risks relating to the diversion of our management's attention, and difficulties and uncertainties in our ability to maintain the key business relationships that the acquired entities have established. In addition, if we undertake future acquisitions, we may issue dilutive securities, assume or incur additional debt obligations, incur large one-time expenses, and acquire intangible assets that would result in significant future amortization expense. Any of these events could have a material adverse effect on our business, operating results and financial condition.

     On June 29, 2001, the Financial Accounting Standards Board ("FASB") eliminated pooling of interests accounting for acquisitions. The effect of this change could be to increase the portion of the purchase price for any future acquisitions that must be charged to BEA's cost of revenues and operating expenses in the periods following any such acquisitions. As a consequence, our results of operations in periods following any such acquisition could be materially adversely affected. Although these changes will not directly affect the purchase price for any of these acquisitions, they will have the effect of increasing the reported expenses associated with any of these acquisitions. To that extent, these changes may make it more difficult for us to acquire other companies, product lines or technologies. Also on June 29, 2001, the FASB pronounced under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142") that purchased goodwill should not be amortized, but rather, it should be periodically reviewed for impairment. Such impairment could be caused by internal factors as well as external factors beyond our control. The FASB has further determined that at the time goodwill is considered impaired an amount equal to the impairment loss should be charged as an operating expense in the statement of operations. The timing of such an impairment (if any) of goodwill acquired in past and future transactions is uncertain and difficult to predict. Our results of operations in periods following any such impairment could be materially adversely affected. We are required to determine whether goodwill and any assets acquired in past acquisitions have been impaired in accordance with FAS 142 and, if so, charge such impairment as an expense. In the quarter ended October 31, 2001, we took an asset impairment charge of $80.1 million related to past acquisitions. We have remaining net goodwill and net acquired intangible assets of approximately $73.0 million at January 31, 2002, so if we are required to take such additional impairment charges, the amounts could be material to our results of operations.

The lengthy sales cycle for our products makes our revenues susceptible to substantial fluctuations

     Our customers typically use our products to implement large, sophisticated applications that are critical to their business, and their purchases are often part of their implementation of a distributed or Web-based computing environment. Customers evaluating our software products face complex decisions regarding alternative approaches to the integration of enterprise applications, competitive product offerings, rapidly changing software technologies and standards and limited internal resources due to other information systems requirements. For these and other reasons, the sales cycle for our products is lengthy and is subject to delays or cancellation over which we have little or no control. We have recently experienced an increase in the number of million and multi-million dollar license transactions. In some cases, this has resulted in more extended customer evaluation and procurement processes, which in turn have lengthened the overall sales cycle for our products. The recent economic downturn has also contributed to increasing the length of our sales cycle, and there is a risk this will continue or worsen. This delay or failure to complete large orders and sales in a particular quarter could significantly reduce revenue that quarter, as well as subsequent quarters over which revenue for the sale would likely be recognized.

If we fail to adequately protect our intellectual property rights, competitors may use our technology and trademarks, which could weaken our competitive position, reduce our revenues and increase our costs

     Our success depends upon our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret rights, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. It is possible that other companies could successfully challenge the validity or scope of our patents and that our patents may not provide a competitive advantage to us. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and corporate partners and into license agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technology without authorization, or develop similar technology independently. In particular, we have, in the past, provided certain hardware OEMs with access to our source code, and any unauthorized publication or proliferation of this source code could materially adversely affect our business, operating results and financial condition. It is difficult for us to police unauthorized use of our products, and although we are unable to determine the extent to which piracy of our software products exists, software piracy is a persistent problem. Effective protection of intellectual property rights is unavailable or limited in certain foreign countries. The protection of our proprietary rights may not be adequate and our competitors could independently develop similar technology, duplicate our products, or design around patents and other intellectual property rights that we hold.

Our international operations expose us to greater management, collections, currency, intellectual property, tax, regulatory and other risks

     International revenues accounted for 45.9 percent, 41.6 percent and 40.4 percent of our consolidated revenues in fiscal 2002, 2001 and 2000, respectively. We sell our products and services through a network of branches and subsidiaries located in 34 countries worldwide. In addition, we also market through distributors. We believe that our success depends upon continued expansion of our international operations. Our international business is subject to a number of risks, including unexpected changes in regulatory practices and tariffs, greater difficulties in staffing and managing foreign operations, greater difficulties in maintaining U.S. accounting standards, longer collection cycles, seasonality, potential changes in tax laws, greater difficulty in protecting intellectual property rights and the impact of fluctuating exchange rates between the U.S. dollar and foreign currencies in markets where we do business. In particular, BEA is periodically subject to tax audits by government agencies in foreign jurisdictions. To date, the outcomes of these audits have not had a material impact on the Company. It is possible, however, that future audits could result in significant assessments for transfer taxes, payroll taxes or other taxes which could adversely effect our operating results. General economic and political conditions in these foreign markets may also impact our international revenues. There can be no assurances that these factors and other factors will not have a material adverse effect on our future international revenues and consequently on our business and consolidated financial condition and results of operations.

If we are unable to manage growth, our business will suffer

     We have experienced substantial growth that has placed a strain on our administrative and operational infrastructure. Our recent workforce reduction announced in November 2001 has also impacted this strain. Overall, we have increased the number of our employees from 120 employees in three offices in the United States at January 31, 1996 to over 3100 employees in 93 offices in 34 countries at January 31, 2002. Our ability to manage our staff and growth effectively requires us to continue to improve our operational, financial and management controls; reporting systems and procedures; and information technology infrastructure. In this regard, we are currently updating our management information systems to integrate financial and other reporting among our multiple domestic and foreign offices. In addition, we may continue to increase our staff worldwide and to continue to improve the financial reporting and controls for our global operations. We are also continuing to develop and roll out information technology initiatives. It is possible that we will not be able to successfully implement improvements to our management information, control systems and information technology infrastructure in an efficient or timely manner and that, during the course of this implementation, we could discover deficiencies in existing systems and controls, as well as past errors resulting therefrom. If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

We have a real estate leasing structure, which could result in substantial charges to our consolidated statement of operations, a substantial increase in liabilities on our consolidated balance sheet and substantial cash payments

     In connection with a lease transaction for real estate in San Jose, California that we entered into the first quarter of fiscal 2002 for the construction of additional corporate offices, we have restricted approximately $122.8 million out of our total cash, cash equivalents and investment securities as of January 31, 2002, as collateral for specified obligations to the lessor under the lease. The investment securities are restricted as to withdrawal and are managed by a third party subject to a number of limitations. We currently anticipate that, commencing in fiscal 2004, we will be required under this real estate transaction to make annual lease payments of approximately $10.6 million, which will fluctuate from time to time depending on short-term interest rates. During our quarter ended January 31, 2002 we re-evaluated the scope and timing of our construction for additional corporate offices, which resulted in our recognizing a charge of $5.0 million. In addition, we began recognizing rent expense of approximately $3.0 million per quarter. If we determine to not pursue, completely or in part, the construction, we may be required to recognize a material charge to earnings.

     Under the land lease agreement a third-party lessor agreed to finance up to $331.0 million of land and associated costs. The land lease has an initial term of five years and we have an option to renew the lease agreement, to purchase the land at any time during the lease for the outstanding lease balance or to arrange for the sale of the land to a third party. If we elect to arrange for the sale of the land, we are obligated to pay any shortfall between the sales price and the outstanding lease balance, under a residual value guarantee. This payment could materially decrease our cash available for working capital and make other sources of financing more difficult to obtain. If it became probable that the value of the leased land would be less than the outstanding lease balance at lease termination, the estimated deficiency would be expensed over the remaining term of the lease which expires in 2006. However, management will continue to assess the fair value of the land to assess whether it is probable that a liability will be incurred under the residual value guarantee. This type of assessment is highly subjective and involves a detailed understanding of such factors as the current real estate market conditions as well as future expectations for the market. Due to historical and expected volatility of the real estate market, there may be a time at which management is unable to reasonably estimate the fair value of the property at the end of the lease term or management determines that the fair value is less than the outstanding lease balance. Accordingly, we may be required to record a liability under our residual value guarantee related to the land lease at a future date, which may have a material adverse effect on our operating results.

     In addition, if we chose to purchase the land, for any reason, this could materially decrease our cash available for working capital, could make other sources of financing more difficult to obtain, and would require us to capitalize the land on our balance sheet.

     In addition, a regulatory body governing the way in which we account for this lease, the Financial Accounting Standards Board ("FASB") is currently in the process of formulating an Interpretation of Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries, and Accounting Research Bulletin No. 51, Consolidated Financial Statements, which relates to the accounting for these types of leases. A draft interpretive release is currently scheduled to be released in April 2002, with finalization scheduled by July 2002 and effectiveness by December 15, 2002. It is possible that interpretive changes may require that assets associated with our lease for additional corporate offices in San Jose, California would be treated as if we had purchased the assets. The treatment would result in an increase to assets and liabilities of approximately $310.0 million. Our restricted cash, currently held as collateral, could be returned to the Company as cash or used to offset the purchase price of the land. See Note 17 of the Notes to our Consolidated Financial Statements.

We have a high debt balance and large interest obligations, which constrict our liquidity and could result in future substantial expenses and adverse cash outflows

     At January 31, 2002, we had approximately $550.0 million of convertible notes outstanding. As a result of this indebtedness, we have substantial principal and interest payment obligations. The degree to which we are leveraged could significantly harm our ability to obtain financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control.

     We will require substantial amounts of cash to fund scheduled payments of interest on the convertible notes, payment of the principal amount of the convertible notes, payment of principal and interest on our other indebtedness, the lease payments discussed above, future capital expenditures, payments on our lease and any increased working capital requirements. If we are unable to meet our cash requirements out of cash flow from operations, there can be no assurance that we will be able to obtain alternative financing. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. If we do not generate sufficient cash flow from operations to repay the notes at maturity, we could attempt to refinance the notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations with respect to the notes at maturity (with respect to payments of principal) or prior thereto (with respect to payments of interest or required repurchases) would constitute a default under the indenture and could cause a default under agreements governing our other indebtedness.

If we lose key personnel or cannot hire enough qualified personnel, it will adversely affect our ability to manage our business, develop new products and increase revenue

     We believe our future success will depend upon our ability to attract and retain highly skilled personnel including our founders, Alfred S. Chuang and William T. Coleman III, and other key members of management. Competition for these types of employees is intense, and it is possible that we will not be able to retain our key employees and that we will not be successful in attracting, assimilating and retaining qualified candidates in the future. As we seek to expand our global organization, the hiring of qualified sales, technical and support personnel will be difficult due to the limited number of qualified professionals. Failure to attract, assimilate and retain key personnel would have a material adverse effect on our business, results of operations and financial condition.

If our products contain software defects, it could harm our revenues and expose us to litigation

     The software products we offer are internally complex and, despite extensive testing and quality control, may contain errors or defects, especially when we first introduce them. We may need to issue corrective releases of our software products to fix any defects or errors. Any defects or errors could also cause damage to our reputation and result in loss of revenues, product returns or order cancellations, or lack of market acceptance of our products. Accordingly, any defects or errors could have a material and adverse effect on our business, results of operations and financial condition.

     Our license agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license agreements may not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. Although we have not experienced any product liability claims to date, sale and support of our products entails the risk of such claims, which could be substantial in light of customers' use of such products in mission-critical applications. If a claimant brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition. Our products interoperate with many parts of complicated computer systems, such as mainframes, servers, personal computers, application software, databases, operating systems and data transformation software. Failure of any one of these parts could cause all or large parts of computer systems to fail. In such circumstances, it may be difficult to determine which part failed, and it is likely that customers will bring a lawsuit against several suppliers. Even if our software is not at fault, we could suffer material expense and material diversion of management time in defending any such lawsuits.

Our investments in privately held technology companies involve a number of risks and uncertainties

     We have invested in several privately held technology companies. Each of these investments involves risks and uncertainties, including:

     . diversion of management attention from our core business;

     . failure to leverage our relationship with these companies to access new technologies and new markets;

     . inability to value investments appropriately or to predict changes to the future value of investments;

     . inability to manage investments effectively; and

     . loss of cash invested.

     During the fiscal 2002, we recorded a charge to earnings of $22.9 million related to impaired assets acquired as part of our privately held technology company investment program. We have an investments balance of $27.4 million at January 31, 2002, and there is a substantial risk that we will be required to treat a substantial portion, if not all, of such investments as impaired, particularly in view of the difficulties many such companies have had in raising additional capital in the current unfavorable economic climate and less favorable financing terms currently available. If such assets were impaired, we would be required to take a charge to earnings which could be as large as the
27.4 million carrying balance of such investments.

We have adopted a preferred stock rights plan which has anti-takeover effects

     We have implemented a preferred stock rights plan. The plan has the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire us on terms not approved by our Board of Directors. The existence of the plan could limit the price that certain investors might be willing to pay in the future for shares of our common stock and could discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus, as well as the Forms 10-Q, 10-K and 8-A incorporated by reference into this prospectus, include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical fact are "Forward-Looking Statements" for purposes of these provisions, including any projections of earnings, revenues or other financial items, any statements of the plans and objectives of management for future operations, any statements concerning proposed new products or services, any statements regarding future economic conditions or performance, and any statement of assumptions underlying any of the foregoing. In some cases, Forward-Looking Statements can be identified by the use of terminology such as "may," "will," "expects," "plans," "anticipates," "estimates," "potential," or "continue," or the negative thereof or other comparable terminology regarding beliefs, plans, expectations or intentions regarding the future. Although BEA believes that the expectations reflected in the Forward-Looking Statements contained herein are reasonable, there can be no assurance that such expectations or any of the Forward-Looking Statements will prove to be correct, and actual results could differ materially from those projected or assumed in the Forward-Looking Statements. Future financial condition and results of operations, as well as any Forward-Looking Statements, are subject to inherent risks and uncertainties, including but not limited to the factors described under "Risk Factors" beginning on page 5 and the reasons described elsewhere in this offering circular. All Forward-Looking Statements and reasons why results may differ included in this offering circular are made as of the date hereof, and BEA assumes no obligation to update any such Forward-Looking Statement or reason why actual results might differ.

                              SELLING STOCKHOLDERS

         The following table provides the names of and the number of shares of the Company's common stock beneficially owned by each selling stockholder as a result of our acquisition of Westside.com, Inc., and the number of shares of such common stock beneficially owned by each selling stockholder upon completion of the offering or offerings pursuant to this prospectus, assuming each selling stockholder offers and sells all of its or his/her respective shares listed below. Selling stockholders may, however, offer and sell all, or some or none of their shares listed below. Under some circumstances, the respective donees, pledgees and transferees or other successors in interest of the selling stockholders may also sell the shares listed below as being held by the selling stockholders. No selling stockholder beneficially owns one percent or greater of the Company's outstanding sommon stock.

                                            Beneficial                               Beneficial
                                        Ownership Prior to                      Ownership  After the
                                           Offering(1)          Offered               Offering
                                           -----------                                --------
                                         Number of Shares    Number of Shares    Number of Shares
                                         ----------------    ----------------    ----------------

Bellew, Matthew                               170,051             170,051             0
Dobmeier, Eric L.                                 504                 504             0
Empey, Gordon H.                                  159                 159             0
Ericson, William W.                             1,462               1,462             0
George A. Snelling Trust UAD 9/26/91            8,018               8,018             0
Gregory, Cameron                                1,383               1,383             0
GTD Investments LLC                            79,863              79,863             0
Hussey, Peter                                 106,484             106,484             0
Igra, Mark                                    111,355             111,355             0
MacLean, Brendan                               37,269              37,269             0
Mee, Michael                                   26,621              26,621             0
Rauch, Adam                                     5,324               5,324             0
Senft, Matthew                                  5,324               5,324             0
Snelling, George                              106,031             106,031             0
Snelling, Sr., George A.                        2,662               2,662             0
Stein, Adam                                     7,986               7,986             0
Tucker, Derrick                                   636                 636             0
VLG Associates 2000                               378                 378             0
VLG Investments 1999                            2,458               2,458             0
VLG Investments, LLC                            2,417               2,417             0
Williams, Tom                                   5,324               5,324             0

(1) This table reflects the total number of shares held by each selling stockholder as a result of our acquisition of Westside.com, Inc. Some shares held by certain selling stockholders are subject to our repurchase right, which lapses incrementally over time. Such shares may not be sold until our right lapses and ownership vests in the selling stockholder.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the offer and sale from time to time by the holders of up to 681,709 shares of the Company's common stock. These shares were issued in connection with the merger agreement between us and Westside.com, Inc. dated January 15, 2002 (the "Merger Agreement"). This prospectus has been prepared in connection with registering these shares to allow for sales of these shares by the applicable selling stockholders to the public as required by the terms of the Merger Agreement. We have registered the shares for sale pursuant to the terms of the Merger Agreement, but registration of these shares does not necessarily mean that any of these shares will be offered and sold by the holders thereof.

         We will not receive any proceeds from this offering. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or under some circumstances, donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders, or Transferees thereof, and/or the purchasers of the shares for whom they may act as agent. The selling stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act of 1933.

         At a time a particular offer of the shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

         The shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement; (c) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (d) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (e) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

                                     EXPERTS


         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on form 10-K for the year ended January 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of Common Stock offered pursuant to this prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of Issuance and Distribution

         The following table sets forth the estimated fees and expenses payable by the Company in connection with the issuance and distribution of the Common Stock registered hereby. All of such fees and expenses are estimates, except the Securities Act registration fee.

     Securities Act Registration Fee .....................       $      878
     Printing and duplicating fees .......................           10,000
     Legal fees and expenses .............................           10,000
     Accounting fees and expenses ........................           10,000
     Miscellaneous expenses ..............................            5,000
                                                              -------------
          *Total .........................................       $   35,878
                                                              =============
*None of the expenses listed above will be borne by the selling stockholders.

Item 15. Indemnification of Directors and Officers

         The indemnification and liability of the Registrant's directors and officers are governed by Delaware law.

         Under Section 145 of the General Corporation Law of the State of Delaware, the Registrant has broad powers to indemnify its directors and officers against liabilities that they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Bylaws also provide for mandatory indemnification of its directors and executive officers, and permissive indemnification of its employees and agents, to the fullest extent permissible under Delaware law.

         The Registrant's Amended and Restated Certificate of Incorporation provides that the liability of its directors for monetary damages shall be eliminated to the fullest extent permissible under Delaware law. Pursuant to Delaware law, this includes elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant' for acts of omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         The Registrant has entered into agreements with its directors and certain of its executive officers that require the Registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreement also sets forth certain procedures that will apply in the event of a claim for indemnification thereunder.

         The Registrant has obtained a policy of directors' and officers' liability insurance that insures the Registrant's directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 16. Exhibits

3.1(1)  Form of Registrant's Amended and Restated Certificate of Incorporation
3.2     Registrant's Amended and Restated Bylaws, as currently in effect
4.1     Reference is made to Exhibits 3.1 and 3.2
4.2(2) Form of Preferred Stock Rights Agreement between the Registrant and Equiserve Trust Company, N.A., dated as of September 14, 2001, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights
5.1**   Opinion of Morrison & Foerster LLP
23.1    Consent of Ernst & Young LLP, Independent Auditors
23.2    Consent of Morrison & Foerster LLP (included in Exhibit 5.1)
24.1**  Power of Attorney (included on signature page)

(1) Incorporated by reference to exhibit 3.2 as filed in the Registrant's Registration Statement on Form SB-2, filed January 31, 1997 (File No. 333-20791).

(2) Incorporated by reference to exhibit 4.1 as filed in the Registrant's Registration Statement on Form 8-A12G, filed October 1, 2001 (File No. 000-22369).

**  Previously filed.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering price may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of these securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference to this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise (other than insurance), the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, State of California on May 3, 2002.

                                      BEA SYSTEMS, INC.

                                      By:  Alfred S. Chuang*
                                           ------------------------------------
                                           Alfred S. Chuang
                                           President and Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:


        Signature                        Title                                                    Date
        ---------                        -----                                                    ----

        Alfred S. Chuang*               President and Chief Executive Officer                    May 3, 2002
        ---------------------------
        Alfred S. Chuang                (Principal Executive Officer)

        William T. Coleman III*         Chairman of the Board and Chief Strategy Officer         May 3 2002
        ---------------------------
        William T. Coleman III

        /s/ William M. Klein            Chief Financial Officer and Executive Vice President -   May 3, 2002
        ---------------------------
        William M. Klein                Administration (Principal Financial and Accounting
                                        Officer)

        Carol A. Bartz*                 Director                                                 May 3, 2002
        ---------------------------
        Carol A. Bartz

        Stewart K.P. Gross*             Director                                                 May 3, 2002
        ---------------------------
        Stewart K.P. Gross

        William H. Janeway*             Director                                                 May 3, 2002
        ---------------------------
        William H. Janeway

                                        Director
        ---------------------------
        Dean O. Morton

        Robert L. Joss*                 Director                                                 May 3, 2002
        ---------------------------
        Robert L. Joss

        *By:  /s/ William M. Klein
             ----------------------
                  William M. Klein
                  Attorney-in-fact
